As filed with the Securities and Exchange Commission on February 10, 2025.

File No.: 333-282409

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No.  ☐
Post-Effective Amendment No. 1
(Check appropriate box or boxes)

ADVANCED SERIES TRUST
(Exact Name of Registrant as Specified in Its Charter)

(203) 926-1888
(Area Code and Telephone Number)

655 Broad Street
Newark, New Jersey 07102
Address of Principal Executive Offices:
(Number, Street, City, State, Zip Code)

Andrew R. French
Secretary, Advanced Series Trust
655 Broad Street
Newark, New Jersey 07102
Name and Address of Agent for Service:
(Number and Street) (City) (State) (Zip Code)

Copies to:
Paulita A. Pike, Esq.
Ropes & Gray LLP
191 North Wacker Drive, 32nd Floor
Chicago, Illinois 60606

Approximate Date of Proposed Public Offering:

As soon as practicable after this Registration Statement becomes effective under the Securities Act of 1933, as amended.

This Post-Effective Amendment No. 1 will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

Title of the securities being registered: Shares of beneficial interest in the AST Core Fixed Income Portfolio.

An indefinite amount of the Registrant’s securities have been registered under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940. In reliance upon such Rule, no filing fee is paid at this time.

Explanatory Note

This Post-Effective Amendment No. 1 is being filed solely for the purpose of filing as an exhibit to the Registrant’s Registration Statement on Form N-14 the opinion of Ropes & Gray LLP (and the related consent) as to tax matters (Exhibit 12) in connection with the reorganizations of AST Global Bond Portfolio and AST High Yield Portfolio into AST Core Fixed Income Portfolio, as required by Item 16(12) of Form N-14. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note, and Part C of the Registration Statement setting forth the exhibits to the Registration Statement. The Registrant hereby incorporates by reference the Prospectus/Proxy Statement and Statement of Additional Information filed as Parts A and B, respectively, to Registrant's Form N-14 (File No. 333-282409) filed with the SEC on September 30, 2024 and subsequently filed in definitive form on October 30, 2024. This Amendment does not modify any other part of the Registration Statement.

 PART C

OTHER INFORMATION

ITEM 15. Indemnification

Section 5.2 of the Amended and Restated Declaration of Trust provides as follows:

The Advanced Series Trust (the "Trust") shall indemnify each of its Trustees, Trustees Emeritus, officers, employees, and agents (including persons who serve at its request as directors, officers, employees, agents or trustees of another organization in which it has any interest as a shareholder, creditor or otherwise) against all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromise, as fines and penalties, and as counsel fees) reasonably incurred by him in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which he may be involved or with which he may be threatened, while in office or thereafter, by reason of his being or having been such a trustee, trustee emeritus, officer, employee or agent, except with respect to any matter as to which he shall have been adjudicated to be liable to the Trust or its Shareholders by reason of having acted in bad faith, willful misfeasance, gross negligence or reckless disregard of his duties; provided, however, that as to any matter disposed of by a compromise payment by such person, pursuant to a consent decree or otherwise, no indemnification either for said payment or for any other expenses shall be provided unless approved as in the best interests of the Trust, after notice that it involves such indemnification, by at least a majority of the disinterested Trustees acting on the matter (provided that a majority of the disinterested Trustees then in office act on the matter) upon a determination, based upon a review of readily available facts, that (i) such person acted in good faith in the reasonable belief that his or her action was in the best interests of the Trust and (ii) is not liable to the Trust or the Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of duties; or the trust shall have received a written opinion from independent legal counsel approved by the Trustees to the effect that (x) if the matter of good faith and reasonable belief as to the best interests of the Trust, had been adjudicated, it would have been adjudicated in favor of such person, and (y) based upon a review of readily available facts such trustee, officer, employee or agent did not engage in willful misfeasance, gross negligence or reckless disregard of duty. The rights accruing to any Person under these provisions shall not exclude any other right to which he may be lawfully entitled; provided that no Person may satisfy any right of indemnity or reimbursement granted herein or in Section 5.1 or to which he may be otherwise entitled except out of the property of the Trust, and no Shareholder shall be personally liable to any Person with respect to any claim for indemnity or reimbursement or otherwise. The Trustees may make advance payments in connection with indemnification under this Section 5.2, provided that the indemnified person shall have given a written undertaking to reimburse the Trust in the event it is subsequently determined that he is not entitled to such indemnification and, provided further, that the Trust shall have obtained protection, satisfactory in the sole judgment of the disinterested Trustees acting on the matter (provided that a majority of the disinterested Trustees then in office act on the matter), against losses arising out of such advance payments or such Trustees, or independent legal counsel, in a written opinion, shall have determined, based upon a review of readily available facts that there is reason to believe that such person will be found to be entitled to such indemnification.

With respect to liability of the Manager to Registrant or to shareholders of Registrant's Portfolios under the Investment Management Agreements, reference is made to Section 13 or 14 of each form of Investment Management Agreement filed herewith or incorporated by reference herein.

With respect to the Subadvisers’ indemnification of the Manager and its affiliated and controlling persons, and the Manager's indemnification of each subadviser and its affiliated and controlling persons, reference is made to Section 14 of each form of Subadvisory Agreement filed herewith or incorporated by reference herein. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, trustees emeritus, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant or expenses incurred or paid by a trustee, trustee emeritus, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, trustee emeritus, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16. Exhibits

(1)(a)(i) Second Amended and Restated Declaration of Trust of Registrant. Filed as an exhibit to Post-Effective Amendment No. 57 to Registrant's Registration Statement for Form N-1A (File Nos. 33-24962 and 811-5186) (the "Registration Statement"), which Amendment was filed via EDGAR on February 27, 2006, and is incorporated herein by reference.

(1)(a)(ii) Amendment to Declaration of Trust of Registrant. Filed as an exhibit to Post-Effective Amendment No. 62 to the Registration Statement, which Amendment was filed via EDGAR on April 26, 2007, and is incorporated herein by reference.

(2) By-laws of Registrant. Filed as an exhibit to Post-Effective Amendment No. 50 to the Registration Statement, which Amendment was filed via EDGAR on February 18, 2005, and is incorporated herein by reference.

(3) None

(4) The form of Plan of Reorganization for the reorganizations of the AST Global Bond Portfolio and AST High Yield Portfolio, each a series of the Trust, is included as Exhibit A to the combined Prospectus and Proxy Statement contained in this Registration Statement on Form N-14.

(5) None.

(6)(a)(i) Investment Management Agreement among the Registrant, American Skandia Investment Services, Incorporated (now known as AST Investment Services, Inc.) and Prudential Investments LLC (now known as PGIM Investments LLC) for the various portfolios of the Registrant. Filed as an exhibit to Post-Effective Amendment No. 49 to Registration Statement, which Amendment was filed via EDGAR on April 30, 2004, and is incorporated herein by reference.

(6)(a)(ii) Amendment to Investment Management Agreement, among the Registrant, PGIM Investments LLC and AST Investment Services Inc., dated September 27, 2024. Incorporated by reference to the Registrant's Registration Statement filed on Form N-14 on September 30, 2024.

(6)(b)(i) Contractual investment management fee waiver and/or contractual expense cap for AST Core Fixed Income Portfolio. Filed as an exhibit to Post-Effective Amendment No. 188 to Registration Statement, which Amendment was filed via EDGAR on April 19, 2023, and is incorporated herein by reference.

(6)(b)(ii) Contractual investment management fee waiver and/or contractual expense cap for AST High Yield Portfolio. Filed as an exhibit to Post-Effective Amendment No. 190 to Registration Statement, which Amendment was filed via EDGAR on December 18, 2023, and is incorporated herein by reference.

(6)(b)(iii) Contractual investment management fee waiver and/or contractual expense cap for the AST Core Fixed Income Portfolio and the AST High Yield Portfolio. Incorporated by reference to the Registrant's Registration Statement filed on Form N-14 on September 30, 2024.

(6)(c)(i) Investment Management Agreement among the Registrant and Prudential Investments LLC (now known as PGIM Investments LLC). Filed as an exhibit to Post-Effective Amendment No. 116 to Registration Statement, which Amendment was filed via EDGAR on April 18, 2013, and is incorporated herein by reference.

(6)(c)(ii) Amendment to Investment Management Agreement, among the Registrant and PGIM Investments LLC, dated December 11, 2023. Filed as an exhibit to Post-Effective Amendment No. 190 to Registration Statement, which Amendment was filed via EDGAR on December 18, 2023, and is incorporated herein by reference.

(6)(d)(i) Contractual investment management fee waiver and/or contractual expense cap for AST Global Bond Portfolio. Filed as an exhibit to the Registration Statement on Form N-14, which was filed via EDGAR on November 17, 2022, and is incorporated herein by reference.

(6)(d)(ii) Contractual investment management fee waiver and/or contractual expense cap for the AST Global Bond Portfolio. Incorporated by reference to the Registrant's Registration Statement filed on Form N-14 on September 30, 2024.

(6)(e)(i) Subadvisory Agreement between Prudential Investments LLC (now known as PGIM Investments LLC) and Wellington Management Company LLP for the AST Wellington Management Global Bond Portfolio (now known as AST Global Bond Portfolio). Filed as an exhibit to Post-Effective Amendment No. 136 to Registration Statement, which Amendment was filed via EDGAR on July 7, 2015, and is incorporated herein by reference.

(6)(e)(ii) Amendment to Subadvisory Agreement between PGIM Investments LLC and Wellington Management Company LLP for the AST Wellington Management Global Bond Portfolio (now known as the AST Global Bond Portfolio). Filed as an exhibit to Post-Effective Amendment No. 181 to Registration Statement, which Amendment was filed via EDGAR on December 15, 2020, and is incorporated herein by reference.

(6)(f) Subadvisory Agreement between PGIM Investments LLC and AllianceBernstein L.P. for the AST Global Bond Portfolio. Filed as an exhibit to Post-Effective Amendment No. 181 to Registration Statement, which Amendment was filed via EDGAR on December 15, 2020, and is incorporated herein by reference.

(6)(g)(i) Subadvisory Agreement between PGIM Investments LLC and Goldman Sachs Asset Management, L.P. for the AST Global Bond Portfolio. Filed as an exhibit to Post-Effective Amendment No. 181 to Registration Statement, which Amendment was filed via EDGAR on December 15, 2020, and is incorporated herein by reference.

(6)(g)(ii) Intercompany Investment Management Agreement (Sub-Subadvisory Agreement) between Goldman Sachs Asset Management, L.P. and Goldman Sachs Asset Management International for the AST Global Bond Portfolio. Filed as an exhibit to Post-Effective Amendment No. 181 to Registration Statement, which Amendment was filed via EDGAR on December 15, 2020, and is incorporated herein by reference.

(6)(h) Subadvisory Agreement between Prudential Investments LLC (now known as PGIM Investments LLC), AST Investment Services, Inc. and J.P. Morgan Investments Management Inc. for the AST High Yield Portfolio. Filed as an exhibit to Post-Effective Amendment No. 188 to Registration Statement, which Amendment was filed via EDGAR on April 19, 2023, and is incorporated herein by reference.

(6)(i) Sub-subadvisory Agreement dated November 23, 2015, between Prudential Investment Management, Inc. (now known as PGIM, Inc.) and Pramerica Investment Management Limited (now known as PGIM Limited) for the AST High Yield Portfolio. Filed as an exhibit to Post-Effective Amendment No. 140 to Registration Statement, which Amendment was filed via EDGAR on December 21, 2015, and is incorporated herein by reference.

(6)(j)(ii) Subadvisory Agreement among AST Investment Services, Inc., PGIM Investments LLC and Western Asset Management Company Limited for the AST Core Fixed Income Portfolio (formerly, AST Western Asset Core Plus Bond Portfolio). Filed as an exhibit to Post-Effective Amendment No. 181 to Registration Statement, which Amendment was filed via EDGAR on December 15, 2020, and is incorporated herein by reference.

(6)(j)(ii) Amendment to Subadvisory Agreement among AST Investment Services, Inc., PGIM Investments LLC and Western Asset Management Company Limited for the AST Core Fixed Income Portfolio. Incorporated by reference to the Registrant's Registration Statement filed on Form N-14 on September 30, 2024.

(6)(k)(i) Subadvisory Agreement among AST Investment Services, Inc., PGIM Investments LLC and Western Asset Management Company, LLC for the AST Core Fixed Income Portfolio (formerly, AST Western Asset Core Plus Bond Portfolio). Filed as an exhibit to Post-Effective Amendment No. 181 to Registration Statement, which Amendment was filed via EDGAR on December 15, 2020, and is incorporated herein by reference.

(6)(k)(ii) Amendment to Subadvisory Agreement among AST Investment Services, Inc., PGIM Investments LLC and Western Asset Management Company, LLC for the AST Core Fixed Income Portfolio. Incorporated by reference to the Registrant's Registration Statement filed on Form N-14 on September 30, 2024.

(6)(l)(i) Subadvisory Agreement among AST Investment Services, Inc., PGIM Investments LLC, PGIM, Inc. and PGIM Limited for the AST Core Fixed Income Portfolio. Filed as an exhibit to Post-Effective Amendment No. 187 to Registration Statement, which Amendment was filed via EDGAR on December 19, 2022, and is incorporated herein by reference.

(6)(l)(ii) Amendment to Subadvisory Agreement among AST Investment Services, Inc., PGIM Investments LLC, PGIM, Inc. and PGIM Limited for the AST Core Fixed Income Portfolio. Incorporated by reference to the Registrant's Registration Statement filed on Form N-14 on September 30, 2024.

(6)(m) Subadvisory Agreement among AST Investment Services, Inc. (formerly, American Skandia Investment Services, Inc.), PGIM Investments LLC and Wellington Management Company LLP for the AST Core Fixed Income Portfolio. Filed as an exhibit to Post-Effective Amendment No. 187 to Registration Statement, which Amendment was filed via EDGAR on December 19, 2022, and is incorporated herein by reference.

(6)(n) Subadvisory Agreement among PGIM Investments LLC, AST Investment Services, Inc, and J.P. Morgan Investment Management Inc. for the AST Core Fixed Income Portfolio. Incorporated by reference to the Registrant's Registration Statement filed on Form N-14 on September 30, 2024.

(7)(a) Distribution Agreement for the shares of each Portfolio of the Registrant, between Prudential Annuities Distributors, Inc. and the Registrant, which Amendment was filed via EDGAR on December 18, 2023, and is incorporated herein by reference.

(7)(b) Sales Agreement between Registrant and American Skandia Life Assurance Corporation. Filed as an Exhibit to Post-Effective Amendment No. 25 to the Registration Statement, which Amendment was filed via EDGAR on March 2, 1998, and is incorporated herein by reference.

(7)(c) Sales Agreement between Registrant and Kemper Investors Life Insurance Company. Filed as an Exhibit to Post-Effective Amendment No. 20 to the Registration Statement, which Amendment was filed via EDGAR on December 24, 1996, and is incorporated herein by reference.

(8) None.

(9)(a) Custodian Agreement dated July 1, 2005 between the Registrant and PFPC Trust Company. Filed as an Exhibit to Post- Effective Amendment No. 58 to the Registration Statement, which Amendment was filed via EDGAR on April 28, 2006, and is incorporated herein by reference.

(9)(b)(i) Custody Agreement between the Registrant and The Bank of New York dated November 7, 2002, as amended, incorporated by reference to Exhibit (g)(1) to Post-Effective Amendment No. 27 to the Registration Statement on Form N-1A of Dryden Municipal Bond Fund (now Prudential Investment Portfolios 4) filed via EDGAR on June 29, 2005 (File No. 33-10649).

(9)(b)(ii) Amendment to the Custody Agreement between the Registrant and The Bank of New York Mellon, which Amendment was filed via EDGAR on December 18, 2023, and is incorporated herein by reference.

(10) Shareholder Services and Distribution Plan. Filed as an exhibit to Post-Effective Amendment No. 184 to the Registration Statement, which Amendment was filed via EDGAR on December 15, 2021, and is incorporated herein by reference.

(11) Opinion and Consent of Ropes & Gray LLP, counsel for Registrant. Incorporated by reference to the Registrant's Registration Statement filed on Form N-14 on September 30, 2024.

(12) Opinion and Consent of Ropes & Gray LLP, counsel to the Registrant, supporting tax matters and consequences to shareholders. Filed herewith.

(13)(a)(i) Amended and Restated Transfer Agency and Service Agreement between the Registrant and Prudential Mutual Fund Services, Inc., dated May 29, 2007. Incorporated by reference to the Dryden Municipal Bond Fund (now Prudential Investment Portfolios 4) Post-Effective Amendment No. 29 to the Registration Statement on Form N-1A filed via EDGAR on June 29, 2007 (File No. 33-10649).

(13)(a)(ii) Amendment to the Amended and Restated Transfer Agency and Service Agreement dated May 29, 2007, which Amendment was filed via EDGAR on December 18, 2023, and is incorporated herein by reference.

(13)(a)(iii) Amendment dated February 5, 2024, to the Amended and Restated Transfer Agency and Service Agreement dated May 29, 2007. Filed as an exhibit to Post-Effective Amendment No. 193 to the Registration Statement, which Amendment was filed via EDGAR on April 18, 2024, and is incorporated herein by reference.

(13)(b) Service Agreement between American Skandia Investment Services, Incorporated and Kemper Investors Life Insurance Company. Filed as an Exhibit to Post-Effective Amendment No. 21 to the Registration Statement, which Amendment was filed via EDGAR on February 28, 1997, and is incorporated herein by reference.

(13)(c)(i) Amended and Restated Participation Agreement dated June 8, 2005 among American Skandia Life Assurance Corporation (now Prudential Annuities Life Assurance Corporation), American Skandia Trust (now Advanced Series Trust), American Skandia Investment Services, Incorporated (now AST Investment Services, Inc.), Prudential Investments LLC (now known as PGIM Investments LLC), American Skandia Marketing, Inc. (now Prudential Annuities Distributors, Inc.), and Prudential Investment Management Services LLC. Filed as an Exhibit to the Registration Statement on Form N-14, which was filed via EDGAR on July 12, 2005, and is incorporated herein by reference.

(13)(c)(ii) Amendment dated February 25, 2013, to the Amended and Restated Participation Agreement dated June 8, 2005, among Prudential Annuities Life Assurance Corporation, Advanced Series Trust, AST Investment Services, Inc., Prudential Investments LLC (now known as PGIM Investments LLC), Prudential Annuities Distributors, Inc., and Prudential Investment Management Services LLC. Filed as an exhibit to Post-Effective Amendment No. 116 to Registration Statement, which Amendment was filed via EDGAR on April 18, 2013, and is incorporated herein by reference.

(13)(d)(i) Amended and Restated Participation Agreement dated June 8, 2005 among Pruco Life Insurance Company, American Skandia Trust (now Advanced Series Trust), American Skandia Investment Services, Incorporated (now AST Investment Services, Inc.), Prudential Investments LLC (now known as PGIM Investments LLC), American Skandia Marketing, Inc. (now Prudential Annuities Distributors, Inc.), and Prudential Investment Management Services LLC. Filed as an Exhibit to the Registration Statement on Form N-14, which was filed via EDGAR on July 12, 2005, and is incorporated herein by reference.

(13)(d)(ii) Amendment dated February 25, 2013 to the Amended and Restated Participation Agreement dated June 8, 2005 among Pruco Life Insurance Company, Advanced Series Trust, AST Investment Services, Inc., Prudential Investments LLC (now known as PGIM Investments LLC), Prudential Annuities Distributors, Inc., and Prudential Investment Management Services LLC. Filed as an exhibit to Post-Effective Amendment No. 116 to the Registration Statement, which Amendment was filed via EDGAR on April 18, 2013, and is incorporated herein by reference.

(13)(e)(i) Amended and Restated Participation Agreement dated June 8, 2005 among Pruco Life Insurance Company of New Jersey, American Skandia Trust (now Advanced Series Trust), American Skandia Investment Services, Incorporated (now AST Investment Services, Inc.), Prudential Investments LLC (now known as PGIM Investments LLC), American Skandia Marketing, Inc. (now Prudential Annuities Distributors, Inc.), and Prudential Investment Management Services LLC. Filed as an Exhibit to the Registration Statement on Form N-14, which was filed via EDGAR on July 12, 2005, and is incorporated herein by reference.

(13)(e)(ii) Amendment dated February 25, 2013 to the Amended and Restated Participation Agreement dated June 8, 2005 among Pruco Life Insurance Company of New Jersey, Advanced Series Trust, AST Investment Services, Inc., Prudential Investments LLC (now known as PGIM Investments LLC), Prudential Annuities Distributors, Inc., and Prudential Investment Management Services LLC. Filed as an exhibit to Post-Effective Amendment No. 116 to the Registration Statement, which Amendment was filed via EDGAR on April 18, 2013, and is incorporated herein by reference.

(13)(f) Participation Agreement among Pramerica of Bermuda Insurance Company, American Skandia Trust (now Advanced Series Trust), American Skandia Investment Services, Inc. (now AST Investment Services, Inc.), Prudential Investments LLC (now known as PGIM Investments LLC), American Skandia Marketing, Inc. (now Prudential Annuities Distributors, Inc.), and Prudential Investment Management Services LLC. Filed as an exhibit to Post-Effective Amendment No. 74 to the Registration Statement, which Amendment was filed via EDGAR on April 23, 2009, and is incorporated herein by reference.

(13)(g) Participation Agreement among the Prudential Insurance Company of America, Advanced Series Trust, Prudential Investments LLC (now known as PGIM Investments LLC) and AST Investment Services, Inc. Filed as an exhibit to Post- Effective Amendment No. 116 to the Registration Statement, which Amendment was filed via EDGAR on April 18, 2013, and is incorporated herein by reference.

(14) Consent of Independent Registered Public Accounting Firm. Incorporated by reference to the Registrant's Registration Statement filed on Form N-14 on September 30, 2024.

(15) None.

(16) Power of Attorney. Incorporated by reference to the Registrant's Registration Statement filed on Form N-14 on September 30, 2024.

(17)(i) Form of voting instruction card with respect to AST Global Bond Portfolio. Incorporated by reference to the Registrant's Registration Statement filed on Form N-14 on September 30, 2024.

(17)(ii) Form of voting instruction card with respect to AST High Yield Portfolio. Incorporated by reference to the Registrant's Registration Statement filed on Form N-14 on September 30, 2024.

ITEM 17. Undertakings.

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed on behalf of the Registrant, in the City of Newark and State of New Jersey, on the 10th day of February, 2025.

ADVANCED SERIES TRUST

/s/ Timothy Cronin
Timothy Cronin*
President

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed on behalf of the Registrant, in the City of Newark and State of New Jersey, on the 10th day of February, 2025.

Signature		Title	Date

/s/ *Timothy Cronin		President and Principal Executive Officer
Timothy Cronin

/s/ * Susan Davenport Austin		Trustee
Susan Davenport Austin

/s/ * Jessica M. Bibliowicz		Trustee
Jessica M. Bibliowicz

/s/ * Kay Ryan Booth		Trustee
Kay Ryan Booth

/s/ * Stephen M. Chipman		Trustee
Stephen M. Chipman

/s/ * Robert F. Gunia		Trustee
Robert F. Gunia

/s/ * Thomas M. O’Brien		Trustee
Thomas M. O’Brien

/s/ * Christian J. Kelly		Chief Financial Officer (Principal Financial Officer)
Christian J. Kelly

/s/ * Elyse McLaughlin		Treasurer and Principal Accounting Officer
Elyse McLaughlin

*By:	/s/ Melissa Gonzalez	Attorney-in-Fact	February 10, 2025

* Pursuant to Power of Attorney incorporated by reference to the Registrant’s Registration Statement filed on Form N-14 on September 30, 2024.

Exhibits

Table of Contents

Exhibit Number	Description

(12)	Opinion & Consent of Ropes & Gray LLP, counsel to the Registrant, supporting tax matters and consequences to shareholders.